EXHIBIT 99.1

[LOGO]  PUBLICIS GROUPE S.A.

PRESS RELEASE

CONTACTS AT PUBLICIS GROUPE SA:

PIERRE BENAICH, INVESTOR RELATIONS                               +33 1 4443 6500
EVE MAGNANT, CORPORATE COMMUNICATIONS                            +33 1 4443 7025

              OCEANE CONVERTIBLE BOND ISSUE SUCCESSFULLY LAUNCHED

PARIS, JULY 9, 2003 - Publicis has just completed two major transactions aiming at rationalizing its financial strategy and balance sheet structure. Firstly, the successful issue of Euro 616 million Oceane type convertible bonds ( before the exercise of the greenshoe which could raise its total amount to Euro 672 million), maturing in 5 years and paying a 0.75% annual coupon. With this transaction, Publicis should be able to reduce its net interest expense as early as in the second half of 2003 and will also benefit from an enhanced debt redemption schedule, as well as a longer average duration of its debt. The proceeds of this Oceane will secure the financing of a possible exercise in March 2004 of the "put" option by the holders of the bond exchangeable for Interpublic shares. In addition, the Groupe would like to make it clear, that no major acquisition is considered.

Secondly, in order to better manage its cash position, Publicis recently signed a term sheet for a Euro 380 million investment in Credit Linked Notes ("CLN") backed by its own signature. Publicis has invested Euro 380 million in its own name, which currently offers a significant upside potential on the markets, especially as Publicis considers in the future the possibility to be rated by an international agency. This investment will offer a yield of approximately 8.6% per annum, over an average duration of 12 years, and will further reduce
Publicis' net interest expense. The CLN will be accounted for as "Other Investments" and will have no impact on the Groupe's net debt, nor on its debt-to-equity ratio.

Finally, this transaction will help the monetization process of the fixed income part of the OBSA bonds, initiated by the former Bcom3 shareholders, who wish to dispose of this security issued by Publicis Groupe SA in September 2002 as a payment for 25% of Bcom3's total consideration. At the time of this acquisition, Publicis had committed to facilitate this monetization process, which will provide cash to the former Bcom3 shareholders without them having to sell their Publicis shares in the market.

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[LOGO] PUBLICIS GROUPE S.A.


PUBLICIS GROUPE SA (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks : Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; MEDIA COUNSEL AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural andhealthcare communications.

WEB SITES: www.publicis.com AND www.finance.publicis.com